First Defiance Financial Corp. and Subsidiaries
Conflict of Interest/Code of Ethics Policy
February 20, 2006

In order to protect First Defiance Financial Corp. (Company) and its subsidiaries from self-dealing, fraud and misconduct of directors, management and employees, the Board of Directors of the Company (Board) intends to hold its directors and employees accountable to the policies and procedures contained in this code of ethics and to require the reporting of any violations hereof. This code of ethics shall apply to the directors and employees of the Company and its wholly owned subsidiaries, First Federal Bank of the Midwest (First Federal) and First Insurance and Investments. References to the Company herein shall be deemed to include First Federal and First Insurance and Investments.

Conflicts of Interest

First Federal Bank employees should not represent the bank in any transaction where he/she has a material connection or a financial interest in the transaction. Examples of material connection include a member of the employee’s immediate family, which includes siblings, spouse, children, parents, or someone living in the same household as the employee, whether the transaction involves them as individuals or as principals in a firm doing business with First Federal Bank.

Employees should avoid taking part in transactions involving any of the above circumstances. By “transactions” we mean not only should a loan officer not originate, underwrite, or approve credit to him/herself or any member of the loan officers' immediate family, or to any business in which the loan officer has a personal financial or business interest or relationship, but also no employee should approve overdrafts, accept a check on uncollected funds, or waive loan or deposit fees in any transaction that they have a material connection or a financial interest as defined above. Refraining from this type of activity will avoid the appearance of a conflict of interest and impropriety. Another loan officer/employee must administer these types of transactions.

No loan officer shall extend credit to a client who is purchasing an item of personal or real property owned by the loan officer, their immediate family, or their related interest.

No employee of First Federal shall engage in the purchase of real or personal property that has become the possession of First Federal by repossession unless the item is purchased by normal bidding process. The Market Area President will establish the minimum bid.

Authorized Infringements to the Policy

If exceptions to the Board of Directors’ approved Loan Policy are properly documented and justified by the loan officer, and approved by the Market Area President, it shall not be considered a violation of policy.

All directors and employees are required to act in a responsible and respectable manner and to remain free of influences that may result in the loss of objectivity regarding business conducted with the Company's customers or the Company itself. Each director and employee must disclose and avoid any interest or activities involving another organization or individual that may result in a conflict of interest between the Company or its subsidiary and that organization or individual. This code of ethics has been adopted to assist all directors and employees in determining what is appropriate personal and professional conduct and reaffirms the Company's policies of ethical conduct. Violations of these rules, policies or procedures provide a basis for disciplinary action, which may include termination.

At the Company's discretion and judgment, the Company may revise, withdraw or add any rules, policies, or procedures at any time. Changes and amendments to this code of ethics will be approved by the Company's Board and disclosed or reported in compliance with any SEC or Nasdaq regulations. In addition to this code of ethics, directors and employees must also comply with the Company’s Commercial and Consumer Lending Policies, the Insider Trading Policy, the First Federal Employee Handbook, and Reg FD guidelines.

I.	Confidential Information

All oral or written information concerning the Company, its customers, business partners, suppliers or others related to the Company that is acquired during the scope of an employee or director's employment or directorship and that is not otherwise available to the public constitutes confidential information. All directors and employees of the Company may use confidential information for the Company's business purposes only and may not use such information for personal, familial, or other gain. Confidential information may not be disclosed to others except when such disclosure is authorized by the Company or legally required.

In addition, although information may be available to the public, it may be deemed proprietary information that is the property of the Company. Proprietary information includes work product produced for the Company by directors or employees, customer and prospective customer names, presentation materials, marketing materials, product information and business methods or processes. Directors and employees have no personal right to such proprietary information during or after employment with the Company and may use such information for the Company's business purposes only.

II.	Investments

Personal investments should be made with prudence, avoiding situations that may raise conflict of interest issues. Directors and employees should avoid substantial investments in the business of a customer or supplier unless there is no possibility for a conflict of interest. Confidential or proprietary information of the Company may not be used as a means for personal gain.

If directors or employees purchase Company stock, they are encouraged to hold such stock for long-term investment. The purchase or sale of Company stock based on insider information is prohibited. Other Company policies related to trading in Company stock are contained in the Company's Insider Trading Policy.

III.	Gifts and Entertainment

Employees shall not (a) solicit anything of value from prospective or current customers, associates, or any other individual or business in return for any business, service or confidential information of the Company, or (b) accept anything of value (other than compensation paid by the Company) from prospective or current customers, associates, or any other individual or business either before or after a transaction is discussed or completed.

Unsolicited gifts from prospective or current customers, associates, or any other individual or business should be declined to avoid any appearance of impropriety with the following exceptions:

•	Business meals;
•	Holiday gifts;
•	Gifts based upon a personal relationship pre-dating your involvement with the Company;
•	Discounts or rebates generally available to the public.

Even if an unsolicited gift meets one of the above exceptions, directors and employees should consider the reasonableness of the gift’s value to avoid potential conflict of interest issues. Generally, if the value of the gift is greater than $100, it should be rejected.

Employees are expected to participate in entertainment and activities of reasonable cost to facilitate business. Tickets for sporting, cultural, or other events purchased by the Company are to be used for entertaining potential or current customers, suppliers, or others for business purposes. If it is determined prior to the event that the tickets will not be used for such business purposes, tickets may be offered to directors or employees.

IV.	External Involvement

The Company encourages involvement in outside activities, including charitable and political functions. At no time, however, will directors or employees solicit the Company’s employees for political contributions or coerce or pressure others into contributing to any organization. Federal law prohibits First Federal from making contributions to political candidates. Outside activities must not give the perception of benefit to the Company or that connections with the Company are sought or desired.

Offers of directorship to any outside organization that has or desires a business relationship with the Company, or to any institution within the financial industry, must be reported to the Chairman of the Board of Director, or the corporate governance committee prior to acceptance.

Capitalizing on opportunities for personal gain or compensation outside of the Company for the performance of services for the Company is strictly prohibited. Employees must report any additional employment outside of the Company to such employee's immediate supervisor.

V.	Conduct of Insiders

"Insider" is defined as a director, executive officer, or 10% shareholder of the Company. Insiders must take care that their conduct does not violate rules relating to self-dealing and personal gain. At no time are Insiders allowed to take advantage of their position in the Company for personal profit or influence over credit and other decisions with regard to their business or personal interest.

Decisions relating to the sale or purchase of Company assets and services must be made in the best interest of the Company, with no influence on insiders resulting from gifts, entertainment, or gratuities. All conduct of such business must be at "arm's length."

VI.	Compliance with Laws

The Company is subject to numerous federal, state and local laws, rules and regulations. Directors and employees are expected to comply with these laws, rules and regulations, including the policies, guidelines and procedures that the Company has adopted to facilitate such compliance.

VII.	Company Reporting

All directors and employees must disclose to management all information necessary to assist the Company in creating full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the SEC and other regulators and in other public communications made by the Company. All directors and employees must honestly and accurately record and report all business information. All financial transactions must be executed in accordance with management's authorization, and must be recorded in a proper manner in order to maintain accountability for the Company's assets.

VIII.	Extensions of Credit to Insiders

Any and all loans to Insiders must be made on substantially the same terms including interest rate and collateral, as a loan made to an unrelated party. Loans to Insiders must also be subject to the same underwriting process as comparable transactions made between First Federal and the general public.

A Director or employee is prohibited from being involved in the loan approval process where such director or employee may benefit directly or indirectly from the decision to grant credit. This prohibition extends to professional relationships with any company or firm receiving remuneration as a result of a decision to grant credit.

First Federal is subject to laws regulating and restricting loans to directors and certain employees, including Regulation O. Directors and employees should consult the Company’s Commercial and Consumer Lending Policies regarding such lending restrictions.

IX.	Employee Accounts

All employees are encouraged to maintain their personal accounts at First Federal to allow First Federal to provide services and direct deposit of payroll checks. Under no circumstances will First Federal pay a rate of interest in excess of the rate available to all customers.

All applicable fees, including overdraft charges, will be assessed on all accounts of employees, directors, principal shareholders, and executive officers.

X.	Procedures for Reporting Violations

Directors or employees who discover that any other director or employee is engaging in an illegal or unethical act (other than accounting, accounting controls or auditing matters - see the next paragraph) have the responsibility to promptly notify the Audit Committee of the Board of Directors.

Any oral notification should be followed up with a written report. A report can be submitted anonymously or on a confidential basis. If a report is submitted on a confidential basis, the reporting director or employee's name will not be disclosed in the Company's investigation, but the Company may be required to disclose the person's name to government entities. There will be no retaliation against a person making good faith reports or complaints.

If a director or employee has a complaint or a concern about any accounting practice, accounting control, or auditing matters at the Company (for example, if it is believed that an accounting or auditing practice is questionable or incorrect), the director or employee must submit a complaint or concern to:

Audit Committee of the Board of Directors
c/o TeleSentry toll free at 888-883-1499

A complaint or concern can be submitted anonymously or on a confidential basis. If submitted on a confidential basis, the director or employee's name will not be disclosed in the Company's investigation, but the Company may be required to disclose the person's name to governmental entities. There will be no retaliation against any person making good faith reports or complaints.

On an annual basis, the Compliance Officer will conduct a review of procedures, documentation, and minutes of the meetings of the Board to test compliance with code of ethics. It will report its findings to the audit committee of the Board of Directors.

XI.	Consequence of Noncompliance

Failure to comply with this code of ethics may result in the termination of employment or other disciplinary action. The action will be commensurate with the seriousness of the conduct and an evaluation of the situation.

All violations of this code of ethics will be reported to the Board. Termination of employment or other disciplinary action may be determined by an officer who is either the direct or indirect supervisor of the employee concerned.

XII.	Questions

Refer any question regarding proper conduct or this code of ethics to an immediate supervisor. Director or employee’s actions or acceptance of gifts that are not specifically discussed in this code of ethics must be reviewed as to intent and purpose. Directors and employees should ask themselves: "If this situation were to be made public, would my conduct be embarrassing or come into question?"

XIII.	Waivers

Any waiver of this code of ethics for directors or executive officers of the Company may be made only by the Board and must be promptly disclosed to shareholders, along with the reasons for the waiver.